[redacted]

10026667

UNITED STATES
...JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8-67985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELSH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 BAKER ROAD, SUITE 400
(No. and Street)

MINNETONKA	MN	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS G. HEIGE — 952-897-7815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 SOUTH SEVENTH ST	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS G. HEIEIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELSH SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

JULIE A TESLAA
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELSH SECURITIES, LLC

TABLE OF CONTENTS

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors
Welsh Securities, LLC

We have audited the accompanying statement of financial condition of Welsh Securities, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Welsh Securities, LLC as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
March 1, 2010

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$	73,337
Total assets	**$**	**73,337**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	**$**	**188**
Due to related party		**16,291**
Total liabilities		**16,479**
Commitments and Contingencies		
Members' Equity		**56,858**
Total liabilities and members' equity	**$**	**73,337**

See accompanying notes to financial statement.

Welsh Securities, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Welsh Securities, LLC (the Company) is a U.S registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts for customers. The Company was established on December 11, 2008. Welsh Securities, LLC received approval from FINRA to commence operations as a full-service non-custodial Broker Dealer on May 22, 2009.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

Accounting Estimates

Management uses estimates and assumptions in preparing this financial statement in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

Cash

The Company includes as cash equivalents certificates of deposit and all other investments with original maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash in financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The fair value of financial instruments classified as assets or liabilities, including cash, accounts payable and due to related party approximate carrying value, principally due to the short maturities of these items.

Income Taxes

Welsh Securities, LLC is a limited liability company. Since members of a limited liability company, treated as a partnership for federal income tax purposes, are taxed on their allocable share of the limited liability company's taxable income, a limited liability company is generally not subject to either federal, state or local income taxes. Therefore, no provision or liability for federal, state or local income taxes has been included in our financial statements. The Company has adopted the provisions of FASB ASC Topic 740, Income Taxes. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitations has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date which the Statement of Financial Condition was available to be issued.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009, the net capital ratio, net capital, and excess net capital are as follows:

Ratio of aggregate indebtedness to net capital	0.29 to 1.0
Net capital	$ 56,858
Excess net capital	$ 51,858

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Legal Matters

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition of the Company.

3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with a party related through common ownership. The agreement calls for the related party to provide personnel services, office facilities and other equipment and services to the Company. The agreement expires August 31, 2010, with automatic one year extensions until notification is provided by either party.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Report of Registered Public Accounting Firm

To the Board of Governors of
Welsh Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Welsh Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period from April 1, 2009 to December 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 (the Company did not file Form X-17A-5 prior to April 1, 2009, as the Company wasn't approved as a registered broker dealer by FINRA until May 22, 2009), noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067985 FINRA DEC
WELSH SECURITIES LLC 14*14
4350 BAKER RD
MINNETONKA MN 55343-8609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Hejeje (952) 897-7815

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 260

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (-)

__________ Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 260

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 260

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 260

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Welsh Securities, LLC
(Name of Corporation, Partnership or other organization)

Dennis Hejeje
(Authorized Signature)

CFO
(Title)

Dated the 23rd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

PROPERTY Welsh Securities
CO/DEPT.# A125
VENDOR SEC08
ACCT.# 9180-000
Professional Fees.
APPROVAL #1
APPROVAL #2 DH
CHECK#
DATE

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31 20[redacted]9
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 263,611
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		159,580
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		159,580
2d. SIPC Net Operating Revenues		$ 104,031
2e. General Assessment @ .0025		$ 260.[redacted]

(to page 1 but not less than $150 minimum)

KPMG

WELSH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009